

August 6, 2014

<u>Via E-mail</u>
Greg Imhoff
General Counsel
InfraREIT, Inc.
1807 Ross Avenue, 4th Floor
Dallas, TX 75201

      Re: InfraREIT, Inc.
             Amendment No. 1 to
             Draft Registration Statement on Form S-11
             Submitted July 16, 2014
             CIK No. 0001506401

Dear Mr. Imhoff:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note your response to comment 7 of our letter dated June 10, 2014. Please revise your disclosure to briefly explain how you are projecting the rate base as of December 31, 2014.

2.   We note your response to comment 2 of our letter dated June 10, 2014. Please confirm, if true, that you own all of the property and equipment shown in the photographs on the inside of cover or advise.

Our Relationship with Hunt, page 3

3.   We note your disclosure regarding the ROFO projects and that you are party to a development agreement with Hunt Transmission. Please revise to briefly clarify the number of identified ROFO projects to which you have the right of first offer, describe why four projects are listed on page 3 and balance such disclosure, as applicable, with the risks that you may not acquire such projects and/or they may not be completed.

4.   We note your statement on page 4 that, in 2010, Hunt and Sharyland acquired and integrated the T&D assets of Cap Rock in your REIT structure. We further note that all of the operating assets were acquired by Sharyland and all Cap Rock employees became employees of Sharyland. Please revise to briefly explain how these T&D assets were integrated into your REIT structure.

Rent Revenue, page 8

5.   We note that you have negotiated rent payments intended to provide you with approximately 97% of the projected regulated return on rate base investment attributable to your assets. Please revise to briefly explain what you mean by that statement, clarify why you have negotiated this rate and discuss whether you intend to negotiate rent payments in a similar manner going forward.

6.   We note your disclosure on page 76 that, because your existing rate base will decrease over time as your T&D assets are depreciated, the base rent under your leases with respect to a significant portion of your assets will also decrease over time as your assets are depreciated. Please balance your disclosure in the summary with this information and clarify the rate at which your T&D assets depreciate and how this impacts the base rent. In addition, please clarify how this decrease is reflected in the table on page 110.

Compensation, page 11

7.   Please revise to briefly define "cash available for distribution" on page 11.

Distribution Policy, page 63

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2014 and December 31, 2015, page 65

8.   We have reviewed your additional disclosure in response to our prior comment 19. Please clarify the following and revise your disclosure as appropriate:

        a. why a 12 month forecast was not presented from the most recent period presented within the financial statements

      b. how the company determined that a forecast presentation of CAD greater than 12 months from the most recent period presented within the financial statements is appropriate

      c. how scheduled loan principal amortization payments have been reflected

      d. the nature of the capital expenditures (i.e. recurring), how the company defines recurring and provide examples

9.   Within your amended filing, disclose the projected dividend rate on an annualized basis.

Footnote (5), page 65

10.   Please revise to present capital expenditures based on the greater of recurring capex (typically based on three-year historical average) or estimated recurring capex. Additionally, disclose the assumptions used by management within your amended filing and clarify how the capital expenditures and assumptions presented reconcile to the disclosure presented on page 81.

Assumptions and Considerations, page 66

11.   Please disclose the assumptions used by management when determining the following:

      a. amount of percentage rent payments expected to be generated under existing, signed lease supplements (Footnote 2)

      b. the unsigned lease revenue

      c. the incremental distribution and transmission electric plant that will be placed into service and how the timing of such events drives the lease revenue recognized (Footnote 3)

      d. the base management fees, incentive payments and other third – party general and administrative expenses

      e. depreciation and amortization expense

      f. the weighted average interest rate, AFUDC debt and debt amortization costs related to interest expense

      g. AFUDC equity and contingent consideration expense related to other income, net.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

Liquidity and Capital Resources, page 81

Capital Expenditures, page 81

12.   We note your response to comment 8 of our letter dated June 10, 2014. Please revise to disclose the costs incurred to date for the Footprint Projects.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-6

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations, page F-7

13.   We have reviewed your response to our prior comment 5. Please clarify how the new management agreement with Hunt Manager has been reflected in the adjustments presented.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

                                    Sincerely,

                                    /s/ Jennifer Gowetski

                                    Jennifer Gowetski
                                    Senior Counsel

cc: William D. Howell
        Baker Botts L.L.P.
        Via E-mail